FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):
X	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Georgia-Pacific Corporation Hourly 401(k) Plan

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Georgia-Pacific Corporation Hourly 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of Georgia-Pacific Corporation Hourly 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 17, 2004 Atlanta, Georgia

Georgia-Pacific Corporation Hourly 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Contributions receivable:
Company	$ 330,778	$ 296,396
Participants	1,146,686	1,056,795

Total contributions receivable	1,477,464	1,353,191

Other receivable	--	107,653

Investments, at fair value:
Interest in Master Trust	249,042,018	150,887,970
Mutual funds	385,319,638	268,185,367
Participant loans	27,112,461	24,788,469

Total investments	661,474,117	443,861,806

Net assets available for benefits	$662,951,581	$445,322,650

See accompanying notes.

2

Georgia-Pacific Corporation Hourly 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Participant contributions	$ 46,871,409
Company contributions Net transfers from related plans (Note 1)	13,808,083 2,420,537

63,100,029

Investment income :
Interest and dividends	8,223,708
Net appreciation in fair value of investments in mutual funds	43,530,046
Net gain from interest in master trust	132,615,914

Net investment income	184,369,668

Total additions	247,469,697

Deductions:
Benefits distributed to participants	29,840,766

Total deductions	29,840,766

Net increase	217,628,931

Net assets available for benefits
Beginning of year	445,322,650

End of year	$662,951,581

See accompanying notes

3

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Plan Description

The following brief description of the Georgia-Pacific Corporation Hourly 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering certain groups of hourly employees of Georgia-Pacific Corporation (the "Company" or "Plan Sponsor") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Vanguard Fiduciary Trust Company (the "Trustee") is the trustee and custodian of the Plan.

Effective December 31, 2003, the fair value of net assets of the Color-Box Hourly 401(k) Plan were merged into the Plan for those participants covered by a specific collective bargaining contract. Such amounts approximated $2,400,000 and are reflected in the net transfers from related plans amount in the statement of changes in net assets available for Plan benefits.

During 2003, the employment status of certain employees changed between salaried and hourly which affected their eligibility to participate in the Plan. As described in the Plan document, employment status changes permit the affected participants to transfer their balances to the related plan for which they begin participating, accordingly. Such transfers are reflected in the net transfer from related plans amount in the statement of changes in net assets available for benefits.

Eligibility

All hourly-paid employees of the Company and members of a participating group at a location where the Plan is in effect are eligible to participate in the Plan on the first pay date of the month upon completing three months of service, except for union employees who must meet the specific service requirements as indicated in their collective bargaining agreement. Company matching contributions, if applicable, begin the first pay date of the month after completing one year of service.

4

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions and Vesting

The Plan allows for both Company and participant contributions on a before-tax basis. The percent of eligible compensation a participant is able to contribute, the percent of the Company's match (if any), and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the agreement applicable to the participant's respective location. Contributions are limited to the maximum allowable under the Internal Revenue Code (the "Code").

Participants are immediately vested in their contributions and the Company's contributions.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings (losses), the Company's contributions, and the participant's contributions. Allocation of earnings (losses) is based on relative account balances and investment elections.

Withdrawals and Termination

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant's account balance in a lump-sum payment.

Hardship withdrawals are permitted if certain criteria are met, as defined by the Plan document, and are subject to taxes in the year received. Hardship withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of at least 6 months.

5

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment.

Plan Termination

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time, subject to provisions of ERISA. In the event the Company terminates the Plan, each participant's account balance would remain 100% vested.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's interest in the Georgia-Pacific Stock Fund Master Trust ("Master Trust") is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions, allocated investment income, less distributions and allocated administrative expenses. Quoted market prices and estimates by the trustee or investment manager are used to value the underlying investments in the Master Trust. The participant loans are valued at their outstanding balances, which approximate fair value.

3. Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002

Vanguard Short-Term Treasury Fund	$ 39,601,547	$37,673,244
Vanguard Total Bond Market Index Fund	N/A	26,831,802
Vanguard 500 Index Fund	105,835,103	72,923,078
Vanguard Treasury Money Market Fund	80,291,545	57,934,973
Participant loans	N/A	24,788,469

7

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trusts are exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trusts are tax exempt.

5. Financial Information of the Master Trust

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Master Trust. The Master Trust was established to collectively hold, administer, and invest the assets of certain Company administered, qualified defined contribution plans which invest in the Georgia-Pacific Stock Fund.

Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

8

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

5. Financial Information of the Master Trust (continued)

The Plan's interest in the Master Trust as of December 31, 2003 and 2002 is approximately 34% and 32%, respectively. A summary of the net assets of the Group Master Trust as of December 31, 2003 and 2002 is shown below:

	2003	2002

Investments, at fair value:
Georgia-Pacific Corporation--Group Common Stock	$733,998,090	$469,820,844
Vanguard Treasury Money Market Fund	1,099,319	6,788,115

Total investments	735,097,409	476,608,959

Receivables
Interest	3,622	7,948
Other	12,303,953	829,727

Total receivables	12,307,575	837,675

Less payables	7,437,709	842,473

Total net assets	$739,967,275	$476,604,161

A summary of net investment gain of the Master Trust for the year ended December 31, 2003, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

Net investment gain:
Interest and dividend income	$ 13,683,806
Net appreciation in fair value of common stock as determined by quoted market plans	385,895,291
Investment expense	(211,437)

Net investment gain of Group Master Trust	$ 399,367,660

9

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. The Plan also holds an interest in the Master Trust, the underlying assets of which are and shares of common stock of the Company, the administrator of the Plan. These transactions qualify as party-in-interest transactions.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

10

Supplemental Schedule

Georgia-Pacific Corporation Hourly 401(k) Plan

EIN: 93-0432081 Plan Number: 073 Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Vanguard Fiduciary Trust Company
		Vanguard Short-Term Treasury Fund	(a)	$ 39,601,547
		Vanguard Total Bond Market Index Fund	(a)	27,129,093
		Loomis Sayles Bond Fund -- Institutional Class	(a)	8,846,429
		Vanguard Balanced Index Fund	(a)	22,031,944
		Vanguard LifeStrategy Growth Fund	(a)	7,785,872
		Vanguard LifeStrategy Income Fund	(a)	2,838,048
		Vanguard LifeStrategy Conservative Growth Fund	(a)	3,814,072
		Vanguard LifeStrategy Moderate Growth Fund	(a)	7,531,103
		Vanguard 500 Index Fund	(a)	105,835,103
		Vanguard Total Stock Market Index Fund	(a)	26,403,029
		Vanguard Windsor II Fund	(a)	5,835,659
		Vanguard Extended Market Index Fund	(a)	3,757,013
		Vanguard PRIMECAP Fund	(a)	24,995,881
		Vanguard Small-Cap Index Fund	(a)	9,856,031
		Vanguard Treasury Money Market Fund	(a)	80,291,545
		Vanguard International Growth Fund	(a)	8,767,269
*	Participant loans	Interest rates ranging from 5% to 10.5%	(a)	27,112,461

				$412,432,099

* Represents a party-in-interest

(a) Cost information has not been included in column (d) because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the Plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized

GEORGIA-PACIFIC CORPORATION HOURLY 401(K) PLAN

By:	/s/ Danny W. Huff

Danny W. Huff Executive Vice President-Finance and Chief Financial Officer

Date:	June 17, 2004

INDEX TO EXHIBITS

23.1	Consent of Ernst & Young LLP